FORM OF
INVESTMENT MANAGERS SERIES TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (this “Agreement”) is effective as of March __, 2008, by and between Investment Managers Series Trust, a Delaware statutory trust (the “Trust”), on behalf of the Insight Small Cap Growth Fund (the “Fund”), a series of the Trust, and the investment adviser of the Fund, Insight Capital Research & Management, Inc.® (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders (or will render) advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust on behalf of the Fund and the Advisor dated as of March __, 2008, (the “Investment Advisory Agreement”); and

WHEREAS, pursuant to the Investment Advisory Agreement the Fund is responsible for, and has assumed the obligation for, payment of all expenses of the Fund that have not been specifically and expressly assumed by the Advisor thereunder; and

WHEREAS, the Trust anticipates having a new Fund prospectus effective under the Securities Act of 1933, as amended (the “Securities Act”), on or about ________, 2008 (the “Prospectus”); and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses for the Expense Limitation Period (as each term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1.      Limit on Operating Expenses.

a. The Advisor hereby agrees to limit during the Expense Limitation Period the Fund’s Operating Expenses for each Class of its shares to an annual rate, expressed as a percentage of the average annual net assets of such Class, to the amount listed in Appendix A (each the “Annual Limit”) by (i) waiving all or a portion of the Advisor’s investment advisory fee payable pursuant to the Investment Advisory Agreement and (ii) to the extent such fee waiver by itself is insufficient reimbursing the Fund all or a portion of such expenses, to the extent that the Fund’s Operating Expenses for such Class exceed the Annual Limit for such Class in accordance with this Paragraph 1.

b. To determine the amount of each Class’ Operating Expenses in excess of the Annual Limit for each day during the Expense Limitation Period (the “Day”), the amount of allowable Expense Limitation Period-to-date expenses shall be computed on the Day by (i) prorating the Annual Limit based on the number of calendar days actually elapsed within the Expense Limitation Period prior to the Day (the "Prorated Limitation") and (ii) multiplying the Prorated Limitation by the average net assets of the Class for all days during the Expenses Limitation Period prior to the Day in order to produce the allowable expenses to be recorded and accrued for the Day based on the daily prorated Annual Limit and Class net assets for the Day (the "Allowable Expenses"). If the Operating Expenses incurred for the Class (net of previous Advisor investment advisory fee waivers and reimbursements for that Class not already repaid pursuant to Paragraph 3 hereof) that will be estimated and accrued for the Day exceed the Class’ Allowable Expenses for the Day (the “Excess”), the Advisor agrees (i) first to waive its investment advisory fee for the Class for the Day to the extent of the Excess, and (ii) second, and to the extent such waiver pursuant to clause (i) by itself is less the Excess for the Day, reimburse the Class to the extent necessary for the aggregate investment advisory fee waiver and expense reimbursement to equal the Excess for the Class for the Day within thirty (30) days after the Trust notifies the Advisor in writing that a partial Excess reimbursement is due.

2.      Definition.  For purposes of this Agreement with respect to the Fund and each Class of shares thereof:

a. Subject to Paragraph 2.b hereof and the exclusions set forth in this Paragraph 2.a, the term “Operating Expenses” of a Class is defined as the expenses of the Class that are appropriately reflected in the Class’ “Ratio of Expenses to Average Annual Net Assets” in the Fund’s prospectus pursuant to Item 8(a) “Financial Highlights” of Form N-1A in accordance with Instructions 4.a and 4.b thereto, as each such Item and Instruction is in effect of the date hereof, including expenses such as the Class’ share of advisory and administrative fees, audit expenses, Trust Board meeting costs, legal costs for ordinary operations, costs of preparing, and filing post effective amendments, annual and semiannual reports to shareholders, and any proxy materials, and printing and distributing prospectuses, SAIs, shareholder reports and any proxy materials for current shareholders, and other expenses that would be part of the expenses borne by a registered investment company in the ordinary course of business but excluding any front-end or contingent deferred loads, redemption fees, taxes, leverage interest, brokerage fees (including commissions, markups and markdowns), acquired fund fees and expenses (within the meaning of Item 3 of Form N-1A), [annual account fees for margin accounts,] foreign tax withholdings; expenses incurred in connection with any merger or reorganization, extraordinary expenses under generally accepted accounting principles such as litigation expenses and costs; and, to avoid any conflict of interest or appearance thereof, fees and expenses of trustees who are deemed not to be interested persons of the Trust pursuant to Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”).

b. Notwithstanding Paragraph 2.a, the term “Operating Expenses” of the Fund or a Class shall be deemed not to include any expenses of the Fund or Class to the extent that such expenses of the Fund or a Class are directly attributable to fees and expenses of the Trust’s various services providers, including without limitation, administrators, transfer agents, fund accountants, shareholder services providers or distributors, in excess of the fees and expenses rates set forth for such services providers in Schedules 1 through 5 attached hereto. Any fees and expenses of the services providers in respect of the Fund or a Class thereof that are in excess of the fees and expenses rates set forth in Schedules 1 through 5 shall be the sole responsibility of the Trust and not of the Advisor without in each case the express prior written consent of the Advisor.

c. The term “Expense Limitation Period” is defined as the one (1) year period commencing of the date the Prospectus becomes effective under the Securities Act, and each subsequent one (1) year period for which this Agreement automatically is renewed pursuant to Paragraph 4 hereof.

3.      Repayment of Waived Fees and Reimbursed Expenses.   The Fund shall carry forward, for a period not to exceed three (3) years from the day on which the Advisor waives all or a portion of its investment advisory fee and/or reimburses any Excess pursuant to Paragraph 1.b hereof (any such waived and/or reimbursed Excess a “Paid Excess”), and the Fund (on a first in-first out basis) shall (i) credit each Paid Excess against each subsequent day’s Excess determined in accordance with Paragraph 1.b hereof that is greater than zero (0) and (ii) if on a subsequent day’s Excess is zero (0), credit the Paid Excess to an account for the benefit of the Advisor (the “Repayment Account”), the balance of such account to be paid to the Advisor monthly in arrears, in each case until such Paid Excess is recovered in full for the benefit of the Advisor; provided; however, in case that the Fund may effect such credit and payment and still remain in compliance with Paragraph 1 hereof. Any positive balance in the Repayment Account for a calendar month may be used to offset the Advisor’s reimbursement obligations pursuant to Paragraph 1.a(ii) hereof during such month.

4.      Term.  This Agreement shall become effective on the date hereof and shall remain in effect through the end of the Expense Limitation Period, and shall automatically renewed for an additional one (1) year period following the end of an Expense Limitation Period unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.      Termination.  This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor.  This Agreement may be terminated by the Advisor without payment of any penalty upon at least sixty (60) days written notice prior to the end of any Expense Limitation Period.   This Agreement will automatically terminate, with respect to the Fund or Class listed in Appendix A, if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for that Fund or Class. The termination of this Agreement shall not affect any obligation of a party that has accrued or is outstanding prior to such termination.

6.      Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.      Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.      Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of California without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the 1940 Act and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

9.      Entire Agreement. This Agreement, including its appendices and schedules (each of which is incorporated herein and made a part hereof by these references), represents the entire agreement and understanding of the parties hereto, and shall supersede any prior agreements between the parties, relating to the subject matter hereof, and all such prior agreements shall be deemed terminated upon the effectiveness of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

INVESTMENT MANAGERS SERIES TRUST	INSIGHT CAPITAL RESEARCH & MANAGEMENT, INC.®

By: ______________________________________	By: ______________________________________
Print Name: ________________________________	Print Name: ________________________________
Title: President	Title: President

Appendix A

Fund	Operating Expense Limit

Insight Small Cap Growth Fund
Class A	1.75%

Schedule 1

Fund Administration Fees

 Schedule 2

Transfer Agent Services Fee Schedule

Schedule 3

Fund Accounting Fees

Schedule 4

Domestic Custody Fees

Schedule 5

Distributor Fees